Universal Solar Technology, Inc.
No. 1 Pingbei Road 2,
Nanping Science & Technology Industrial Park
Zhuhai City, Guangdong
The People’s Republic of China 519060

August 6, 2014
Mr. John Cash,
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

RE:	Universal Solar Technology, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed April 13, 2014
File No. 333-150768

Dear Mr. Cash:

On behalf of Universal Solar Technology, Inc. (“the Company”), I submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 25, 2014 to the undersigned regarding the above referenced Form 10-K (the “Form 10-K”).

Exhibits 31 and 32

1.
The certifications under Exhibits 31 and 32 in your Form 10-K for the period ended December 31, 2013 refer to the incorrect period ended of December 31, 2012. Please amend your form 10-K to include Exhibits 31 and 32 that refer to the period ended December 31, 2013. Please also ensure that you provide currently dated certifications with your amendment which refer to the Form 10-K/A.

Response: We will submit 10-K/A to amend the Registrant’s Annual Report on Form 10−K for the fiscal year ended December 31, 2013.

In addition to the preceding, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings,

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Weilei Lv
Weilei Lv
Chief Financial Officer